UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 5, 2025
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the nine months ended September 30, 2025.

The information contained in this Report on Form 6-K is hereby incorporated by reference into (i) the Company's registration statement on Form F-3 (Registration Number 333-286490) filed with the Securities and Exchange Commission (the "Commission") on April 11, 2025, and into each prospectus that forms part of or supplements the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, or filed or furnished by the Company under the Securities Exchange Act of 1934; and (ii) the Company's registration statement on Form S-8 (Registration Number 333-283551) filed with the Commission on December 2, 2024.

Exhibits

4.1 Amendment Agreement to Super Senior Revolving Credit Facility, dated September 25, 2025, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, DNB Bank ASA (as facility agent) and Wilmington Trust (London) Limited (as security agent)

4.2 Senior Secured Revolving Credit Facility Agreement, dated September 25, 2025, among, the Company and Borr IHC Limited (as borrowers and guarantors) and, among others, Goldman Sachs Bank USA and Citibank N.A., London Branch (as arrangers) and Wilmington Trust (London) Limited (as agent and security agent)

99.1    Unaudited Interim Financial Report as of and for the nine months ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
November 5, 2025	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements
This document and any other written or oral statements made by us in connection with this document include forward-looking statements which are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” “should,” “continue” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, market outlook and other non-historical statements.
These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant known and unknown risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance, financial results, position or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors, risks and uncertainties could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including: risks relating to our industry and business, risks relating to industry conditions and tendering activity, risks relating to customer demand and contracting activity and the risk of suspension and or termination of contracts and operations, including as a result of customers becoming subject to sanctions, the risk of delays in payments to our joint ventures and consequent payments to us, the risk that our customers do not comply with their contractual obligations, the risks of customers becoming subject to sanctions, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations or through issuance of additional debt or equity or otherwise, risks relating to our debt agreements and instruments, including our revolving credit facilities, our senior secured bonds due in 2028 and 2030, our convertible notes due in 2028, including risks relating to our ability to comply with covenants under our revolving credit facilities and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet repayment obligations under senior secured notes due in 2028 and 2030, our convertible bonds and our other obligations as they fall due, including amortization payments, excess cash repayment offers and payments due at maturity, risks relating to future financings including the risk that future financings may not be completed when required or on favorable terms and the risk that equity and convertible debt financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations, risks relating to contracting our rigs including our most recently acquired rigs, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risks relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the Commission.
The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation
The following is a discussion of our results of operations for the nine months ended September 30, 2025 and 2024 and our liquidity and capital resources. Unless the context indicates otherwise, the "Company," "we," "us," "our," and words of similar nature, all refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information, including definitions of certain terms used herein, please see Item 5 of our annual report on Form 20-F for the year ended December 31, 2024, which was filed with the Commission on March 25, 2025.
Overview
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. Our fleet consists of 24 premium jack-up rigs.
Recent Developments
Liquidity Updates
In March 2025, we cancelled 19,680,391 of issued shares, held in treasury, related to our share lending agreement which we had entered into in connection with our Convertible Notes (see Note 21 - Common Shares).
On July 3, 2025, we conducted a public offering by issuing 50,000,000 shares at a subscription price of $2.05 per share for total gross proceeds of $102.5 million. The offering was completed and the proceeds were received in two settlements. On July 7, 2025, we completed the first settlement of 30,000,000 shares. Preceding the second offering and in connection with it, on August 6, 2025, a Special General Meeting ("SGM") was held, and the Company's shareholders approved an increase in authorized share capital by 50,000,000 new common shares with a nominal value of $0.10 per share, increasing the authorized share capital from 315,000,000 shares to 365,000,000 shares. Subsequently on August 7, 2025, we completed the second and final settlement of the remaining 20,000,000 shares, and the Company's issued share capital was increased by 50,000,000 new common shares with a nominal value of $0.10 per share.
Amendment to Super Senior Credit Facility Agreement
In November 2023, the Company entered into a $180.0 million Super Senior Revolving Facility Agreement (“SSRCF”), comprised of a $150.0 million Revolving Credit Facility and a $30.0 million Guarantee Facility (which is documented as an ancillary facility with DNB Bank ASA). In August 2024, the Company increased the size of the $30.0 million Guarantee Facility to $45.0 million, increasing the aggregate Super Senior Revolving Credit Facility commitments to $195.0 million. On September 25, 2025, the Company entered into an amendment agreement to amend and restate the SSRCF (“Amended SSRCF”), and effective from September 26, 2025, the Amended SSRCF is comprised of a $200.0 million super-senior Revolving Credit Facility with the $45.0 million Guarantee Facility ceasing to be an ancillary facility for the purpose of the Amended SSRCF.
The Amended SSCRF remains secured on a super-senior basis by the same security that secures the Notes. The $45 million Guarantee Facility and the new $34.0 million Senior Secured Revolving Facility Agreement are both secured on a senior pari passu basis by the same security that secures the Notes and the Amended SSRCF (see further description below). The Amended SSRCF was undrawn as at September 30, 2025.
New Revolving Credit Facility
On September 25, 2025, the Company and Borr IHC Limited (as borrowers and guarantors) entered into a $34.0 million Senior Secured Revolving Facility Agreement with, among others, Goldman Sachs Bank USA and Citibank N.A., London Branch (as original lenders), Wilmington Trust (London) Limited (as facility agent) and Wilmington Trust (London) Limited (as security agent), comprising of a $34.0 million Revolving Credit Facility (the “SRCF”).
The SCRF, alongside the $45.0 million Guarantee Facility, is secured on a senior pari passu basis by the same security that secures the Notes and the Amended SSRCF. The SRCF was undrawn as at September 30, 2025.
Grant of Restricted Share Units and Performance Share Units
In September 2025, the Company granted certain employees of the Company ("grantees") an aggregate of 1,381,443 restricted share units ("RSUs") and 1,333,333 performance share units ("PSUs"). The RSUs vest over a three-year period commencing on September 1, 2026 and are conditional on the grantee remaining in continuous employment with the Company. The PSUs vest in full on September 1, 2028, and are conditional on a performance criteria linked to the Company's total shareholder return performance in comparison to a certain set of industry peers being met, in addition to the grantee remaining in continuous employment with the Company.
Operational and Contract Updates
In March 2025, we commenced our first contract for the Vali after taking delivery of the rig in August 2024.

In May 2025, the jack-up rigs "Galar", "Grid" and "Gersemi", which were previously on temporary suspension in Mexico, re-commenced operations.
In June 2025, we received a temporary suspension notice for the jack-up rig "Odin" in Mexico which was subsequently terminated. Following this, the Company entered into a contract for the rig with an independent oil company in Mexico for a combined accommodation and drilling program, which commenced in August 2025.
In October 2025, the Company announced that it terminated two of its drilling contracts for the jack-up rigs "Odin" and "Hild", which had firm commitments until November 2025 and March 2026, respectively, following the recent implementation of international sanctions affecting a counterparty.
Management Updates
On July 2, 2025, the Company announced that pursuant to a multi-year succession planning process, the Company’s Board of Directors has reached a unanimous decision to appoint Chief Commercial Officer Bruno Morand as successor to Chief Executive Officer Patrick Schorn, effective September 1, 2025. At the time of the transition, Mr. Schorn became the Executive Chair of the Company’s Board of Directors, while the previous Chairman, Tor Olav Trøim, continued to serve as a Director of the Board, and existing Director, Daniel Rabun, became Lead Independent Director.
On August 6, 2025, Thiago Mordehachvili, Founder and Chief Investment Officer of Granular Capital Ltd., a significant shareholder of the Company, was appointed to the Board as a Director.
Operating and Financial Review
Set forth below is selected financial information for the nine months ended September 30, 2025 and 2024.

	Nine months ended September 30,
In $ millions	2025	2024	Change	% Change
Total operating revenues	761.4	747.5	13.9	2%
Gain on disposals	0.2	0.6	(0.4)	(67)%
Rig operating and maintenance expenses	(360.5)	(342.4)	(18.1)	5%
Depreciation of non-current assets	(110.2)	(95.5)	(14.7)	15%
General and administrative expenses	(36.2)	(37.0)	0.8	(2)%
Total operating expenses	(506.9)	(474.9)	(32.0)	7%
Operating income	254.7	273.2	(18.5)	(7)%
(Loss) / income from equity method investments	(2.3)	1.3	(3.6)	(277)%
Total financial expenses, net	(177.7)	(170.1)	(7.6)	4%
Income before income taxes	74.7	104.4	(29.7)	(28)%
Income tax expense	(28.7)	(48.6)	19.9	(41)%
Net income	46.0	55.8	(9.8)	(18)%
Nine months ended September 30, 2025 compared with the nine months ended September 30, 2024
Net income: Net income decreased by $9.8 million to $46.0 million for the nine months ended September 30, 2025 compared to $55.8 million in the same period in 2024. The decrease is a result of a decrease in gain on disposals, an increase in rig operating and maintenance expenses, an increase in depreciation of non-current assets, a loss from equity method investments (compared to income in the comparative period) and an increase in total financial expenses, net, offset by an increase in total operating revenues, a decrease in general and administrative expenses and a decrease in income tax expense, as discussed below.
Total operating revenues: Total operating revenues increased by $13.9 million to $761.4 million for the nine months ended September 30, 2025 compared to $747.5 million for the same period in 2024.
The overall increase is comprised of an increase in dayrate revenue of $58.3 million, which includes:
•$66.5 million attributable to an increase in average dayrates;
•$33.3 million attributable to an increase in the number of rigs in operation;
•$3.0 million attributable to one additional rig earning dayrate revenue during the nine months ended September 30, 2025 compared to earning bareboat revenue and management contract revenue during the nine months ended September 30, 2024; offset by
•$24.5 million decrease related to other revenue, which is primarily comprised of amortization of deferred mobilization and demobilization revenue, and reimbursable revenue; and
•$20.0 million decrease related to a decrease in the number of operating days for the rigs that were already in operation during the nine months ended September 30, 2024.

Total operating revenue also includes an increase in management contract revenue of $1.3 million which is attributable to the execution of new contract management agreements during the three months ended June 30, 2024, pursuant to which we provided rig operational and maintenance support services for three of our rigs which are on bareboat contracts with an external party for the six months ended June 30, 2025 and for two of our rigs for the three months ended September 30, 2025.
These increases were offset by a $35.0 million decrease in related party revenue which is driven by the termination of the bareboat charter agreements held with Perfomex in 2024. Effective the same dates as the termination of such agreements, new bareboat charter agreements were entered into with an unrelated party for the five rigs, resulting in the recognition of bareboat charter revenue instead of related party revenue.
These increases were also offset by a $10.7 million decrease in bareboat charter revenue as a result of four of the five rigs mentioned above being on varying periods of temporary suspension during the nine months ended September 30, 2025 and one rig earning dayrate revenue for the three months ended September 30, 2025, resulting in a lower number of operating days in the period compared to the same period in 2024. This overall decrease was offset by an increase in bareboat revenue as a result of one additional rig earning bareboat revenue in Brazil, during the nine months ended September 30, 2025.
Gain on disposal: Gain on disposal was $0.2 million for the nine months ended September 30, 2025, compared to $0.6 million for the same period in 2024. The gain on disposal for the nine months ended September 30, 2025 and 2024 relate to the sale of scrap assets.
Rig operating and maintenance expenses: Rig operating and maintenance expenses increased by $18.1 million to $360.5 million for the nine months ended September 30, 2025 compared to $342.4 million for the same period in 2024. The increase is partially a result of the execution of new rig management contracts during the three months ended June 30, 2024 pursuant to which we provide rig operational and maintenance support services for three of our rigs which are on bareboat contracts with an external party. The expenses associated with these three rigs were previously recognized in our equity method investment, Perfomex. The overall increase is also a result of the temporary suspension of four of our rigs resulting in the recognition of rig operating and maintenance expenses on two of our rigs, which, prior to the suspension, were recognized in our equity method investments, Perfomex. In addition, the Vali (delivered August 2024) started its first contract in March 2025, contributing to the increase in rig operating and maintenance expenses. These increases in rig operating and maintenance expenses were offset by a decrease in rig operating and maintenance expenses resulting from the decrease in the number of operating days, in addition to one of our rigs entering into a bareboat contract from April 2025 compared to a drilling contract for the three months ended June 30, 2024 and warm stacked for the three months ended September 30, 2024, resulting in lower operating and maintenance expenses for this rig.
Depreciation of non-current assets: Depreciation of non-current assets increased by $14.7 million to $110.2 million for the nine months ended September 30, 2025, compared to $95.5 million for the same period in 2024. The increase is primarily a result of an increase of $7.4 million associated with the increase in the asset base primarily due to the transfer of Vali and Var from newbuildings to jack-up rigs and an increase of $7.3 million related to capital expenditures and long-term maintenance projects.
General and administrative expenses: General and administrative expenses decreased by $0.8 million to $36.2 million for the nine months ended September 30, 2025 compared to $37.0 million for the same period in 2024. The decrease is primarily comprised of a $1.2 million decrease in personnel and associated personnel tax expense as well as a $1.6 million decrease in various individually insignificant movements associated with general corporate activities, offset by a $2.0 million increase in share-based compensation expense associated with our employee equity compensation plan.
(Loss) / income from equity method investments: Income from equity method investments decreased by $3.6 million to a loss from equity method investments of $2.3 million for the nine months ended September 30, 2025 compared to income from equity method investments of $1.3 million for the same period in 2024. The decrease is primarily a result of a $8.9 million increase in income tax expense and a $1.5 million increase related to financing fees, partially offset by a $8.1 million increase in foreign exchange gains. The increase in income tax expenses of $8.9 million is partially due to a change in operations and also a result of the fact that during Q1 2024, the equity method investment recognized certain deferred costs under the construction tax regime resulting in an income tax credit, which has subsequently been unwound due to the change in our equity method investments operating structure. As such, no such benefit was recognized during the nine months ended September 30, 2025.
Total financial expenses, net: Total financial expenses, net, increased by $7.6 million to $177.7 million for the nine months ended September 30, 2025 compared to $170.1 million for the same period in 2024. The increase is principally due to an increase of $17.2 million in interest expense, primarily related to an increase in the principal amount of debt outstanding, an increase of $4.4 million related to financing fees and a $3.2 million decrease in interest income. These factors contributing to the increase to total financial expenses, net, were offset by a $15.4 million decrease in yard cost cover expense (final rigs delivered in 2024), a $2.3 million decrease in relation to the premium paid on Convertible Bonds which the Company repurchased in March 2024 and a $0.8 million decrease in net foreign exchange losses, as well as various individually insignificant movements associated with financing activities.
Income tax expense: Income tax expense decreased by $19.9 million to $28.7 million for the nine months ended September 30, 2025, compared to $48.6 million for the same period in 2024. The overall decrease is principally due to a $7.5 million decrease in corporate income tax expense, a $5.7 million one-off recognition of deferred tax benefit in Q2 2025 in one of our jurisdictions, and a $6.8 million decrease in the utilization of deferred tax assets.
Adjusted EBITDA: Adjusted EBITDA decreased by $3.8 million to $364.9 million for the nine months ended September 30, 2025 compared to $368.7 million for the same period in 2024. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of underlying business performance from period to period and may be used to more easily compare our performance to other companies. Set forth below is how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income for the periods presented. See "Non-GAAP Financial Measures".

	Nine months ended September 30,
In $ millions	2025	2024	Change	% Change
Net income	46.0	55.8	(9.8)	(18)%
Depreciation of non-current assets	110.2	95.5	14.7	15%
Loss / (Income) from equity method investments	2.3	(1.3)	3.6	(277)%
Total financial expenses, net	177.7	170.1	7.6	4%
Income tax expense	28.7	48.6	(19.9)	(41)%
Adjusted EBITDA	364.9	368.7	(3.8)	(1)%

Liquidity and Capital Resources
Historically, we have met our liquidity needs principally from cash generated from operations, offerings of equity, convertible bonds and secured bonds, available funds under our secured loan facilities and the shipyard delivery financing arrangements related to our newbuild rigs and revolving credit facilities and sale of non-core assets.
As at September 30, 2025, we had $227.8 million in cash and cash equivalents and $1.0 million in restricted cash.
As at September 30, 2025, our shares were listed on the NYSE. Previously, our shares were listed on the Oslo Stock Exchange ("OSE"), however, we filed for a delisting of our shares on the OSE in 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024.
Cash Distributions
The Company approved and paid cash distributions in 2023 and 2024 as follows:

Date of Cash Distribution Declaration	Date of Payment to Shareholders (1)	Cash Distribution per Share ($)
December 22, 2023	January 22, 2024	$0.05
February 22, 2024	March 18, 2024	$0.05
May 22, 2024	June 17, 2024	$0.10
August 14, 2024	September 6, 2024	$0.10
November 6, 2024	December 16, 2024	$0.02
February 19, 2025	March 19, 2025	$0.02
(1) Approximate date of payment to shareholders.
Equity Issuance
See 'Recent Developments' above for details regarding the Company's July and August 2025 public offering of 50 million shares at a subscription price of $2.05 per share for total gross proceeds of $102.5 million.
Borrowing Activities
As of September 30, 2025, we had total principal amount of debt outstanding of $2,112.3 million, of which $134.7 million matures within the next twelve months.
Unsecured Convertible Bonds due 2028
Following the payment of a $0.02 per share cash distribution in each of December 2024 and March 2025, the adjusted conversion price for our convertible bonds due 2028 (Convertible Bonds) is $6.9376 per share, with the current outstanding principal amount of the Convertible Bonds convertible into 34,507,611 shares.
Amendment to Super Senior Revolving Credit Facility Agreement and New Senior Secured Revolving Facility Agreement
See 'Recent Developments' above for a description of the amendments to the SSCRF and the new SRCF.
Cash Flows
The table below sets forth cash flow information for the periods presented.

	Nine months ended September 30,
In $ millions	2025	2024	Change	% Change
Net cash provided by operating activities	217.1	88.3	128.8	146%
Net cash used in investing activities	(72.4)	(219.5)	147.1	(67)%
Net cash provided by financing activities	21.6	215.2	(193.6)	(90)%
Net increase in cash and cash equivalents and restricted cash	166.3	84.0	82.3	98%
Cash and cash equivalents and restricted cash at beginning of period	62.5	102.6	(40.1)	(39)%
Cash and cash equivalents and restricted cash at end of period	228.8	186.6	42.2	23%
Net cash provided by operating activities increased by $128.8 million to $217.1 million for the nine months ended September 30, 2025, compared to $88.3 million for the same period in 2024, primarily due to working capital movements, which includes approximately $122.8 million in cash settlements from our Mexico operations, and an increase in average dayrates and number of rigs in operation and associated cash receipts from contract drilling services, partially offset by the cash expenditures for contract drilling services and the timing of working capital movements.
Net cash used in investing activities of $72.4 million for the nine months ended September 30, 2025 is comprised of $72.3 million in additions to jack-up rigs, primarily as a result of activation costs, drilling equipment and long-term maintenance costs and $0.1 million in purchases of property, plant and equipment.
Net cash used in investing activities of $219.5 million for the nine months ended September 30, 2024 is comprised of $36.1 million in additions to jack-up rigs, primarily as a result of special periodic survey ("SPS") and long term maintenance costs and $183.0 million in additions to newbuildings, primarily as a result of the $159.9 million final installment payment for the "Vali" as well as $23.1 million in activation costs relating to the "Vali" and the "Var" and $0.4 million in purchases of property, plant and equipment.
Net cash provided by financing activities of $21.6 million for the nine months ended September 30, 2025 is comprised of:
•$96.9 million net proceeds from our public equity offering which was received in two settlements in July and August 2025;
•$0.3 million proceeds from the exercise of share options; offset by
•$70.7 million in repayments of debt including $53.0 million related to our Senior Secured Notes due in 2028 (2028 Notes) and $17.7 million related to our Senior Secured Notes due in 2030 (2030 Notes);
•$4.7 million in cash distributions to shareholders; and
•$0.2 million in purchases of own shares.
Net cash provided by financing activities of $215.2 million for the nine months ended September 30, 2024 is comprised of:
•$208.3 million net proceeds from our additional Senior Secured Notes due in 2028 issued in March 2024;
•$154.4 million net proceeds from our additional Senior Secured Notes due in 2028 issued in August 2024;
•$85.0 million net proceeds from the temporary drawdown of our RCF due to the timing between the delivery of the jack-up rig "Vali" and the receipt of the proceeds from our Further Additional 2028 Notes issued in August 2024;
•     $1.9 million proceeds from the exercise of share options; offset by
•$162.8 million in repayments of debt including $85.0 million related to our RCF, $54.1 million related to our Senior Secured Notes due in 2028, $13.1 million related to our Senior Secured Notes due in 2030 and $10.6 million associated with the repurchase of our Convertible Bonds in March 2024; and
•$71.6 million in cash distributions to shareholders.
Cash interest paid was $110.4 million for the nine months ended September 30, 2025 and $97.3 million for the same period in 2024 and is included in net cash used in operating activities.
Non-GAAP Financial Measures
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net income attributable to shareholders of Borr Drilling Limited	Net income adjusted for: depreciation of non-current assets; (loss) / income from equity method investments; total financial expenses, net; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments and removing the impact of depreciation, financing and tax items.
We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Operating revenues
Dayrate revenue		241.0	202.1	681.7	623.4
Bareboat charter revenue	13	26.7	27.4	54.6	65.3
Management contract revenue		9.4	12.1	25.1	23.8
Related party revenue	19	—	—	—	35.0
Total operating revenues	4	277.1	241.6	761.4	747.5

(Loss) / gain on disposals		(0.2)	0.2	0.2	0.6

Operating expenses
Rig operating and maintenance expenses		(128.5)	(114.3)	(360.5)	(342.4)
Depreciation of non-current assets	12	(37.6)	(31.8)	(110.2)	(95.5)
General and administrative expenses		(12.8)	(12.0)	(36.2)	(37.0)
Total operating expenses		(178.9)	(158.1)	(506.9)	(474.9)

Operating income		98.0	83.7	254.7	273.2

(Loss) / income from equity method investments	6	(0.3)	(1.6)	(2.3)	1.3

Financial income (expenses), net
Interest income		1.1	1.6	2.2	5.4
Interest expense	7	(56.4)	(53.5)	(171.7)	(154.5)
Other financial expenses, net	8	(3.3)	(5.0)	(8.2)	(21.0)
Total financial expenses, net		(58.6)	(56.9)	(177.7)	(170.1)

Income before income taxes		39.1	25.2	74.7	104.4
Income tax expense	9	(11.3)	(15.5)	(28.7)	(48.6)
Net income attributable to shareholders of Borr Drilling Limited		27.8	9.7	46.0	55.8
Total comprehensive income attributable to shareholders of Borr Drilling Limited		27.8	9.7	46.0	55.8

Basic income per share	10	0.10	0.04	0.18	0.22
Diluted income per share	10	0.10	0.04	0.18	0.22
Weighted-average shares outstanding - basic	10	275,460,333	250,974,773	252,702,038	251,625,161
Weighted-average shares outstanding - diluted	10	311,607,780	254,890,897	254,020,757	255,576,088

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions except share data)

	Notes	September 30, 2025	December 31, 2024
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		227.8	61.6
Restricted cash		1.0	0.9
Trade receivables, net		224.0	184.3
Prepaid expenses		12.8	8.4
Deferred mobilization and contract preparation costs	5	31.2	40.6
Accrued revenue	5	125.8	107.7
Due from related parties	19	10.2	85.1
Other current assets	11	32.6	28.0
Total current assets		665.4	516.6

Non-current assets
Property, plant and equipment		2.0	2.8
Jack-up drilling rigs, net	12	2,770.3	2,823.2
Equity method investments	6	12.2	14.5
Other non-current assets	14	72.1	62.5
Total non-current assets		2,856.6	2,903.0
Total assets		3,522.0	3,419.6

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables		58.4	81.6
Accrued expenses	15	71.7	68.0
Short-term accrued interest and other items		75.8	30.6
Short-term debt	17	118.1	118.1
Short-term deferred mobilization, demobilization and other revenue	5	34.2	27.1
Other current liabilities	16	51.0	84.2
Total current liabilities		409.2	409.6

Non-current liabilities
Long-term debt	17	1,937.6	1,992.5
Long-term deferred mobilization, demobilization and other revenue	5	33.5	21.0
Other non-current liabilities		1.6	3.2
Total non-current liabilities		1,972.7	2,016.7
Total liabilities		2,381.9	2,426.3

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2024:315,000,000) shares, issued 294,400,000 (2024: 264,080,391) shares and outstanding 285,872,798 (2024: 244,926,821) shares	21	29.5	26.5
Treasury shares		(19.5)	(20.9)
Additional paid in capital		441.9	340.8
Contributed surplus		1,919.0	1,923.7
Accumulated deficit		(1,230.8)	(1,276.8)
Total equity		1,140.1	993.3
Total liabilities and equity		3,522.0	3,419.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Cash flows from operating activities
Net income		27.8	9.7	46.0	55.8
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense related to share based employee and directors' compensation		2.5	2.5	8.5	6.1
Depreciation of non-current assets	12	37.6	31.8	110.2	95.5
Amortization of deferred mobilization and contract preparation costs	5	10.4	13.3	35.1	45.1
Amortization of deferred mobilization, demobilization and other revenue	5	(13.1)	(10.4)	(35.2)	(79.1)
Loss / (gain) on disposal of assets		0.2	(0.2)	(0.2)	(0.6)
Amortization of debt discount	7	1.7	1.7	5.1	5.1
Amortization of debt premium	7	(0.7)	(0.4)	(2.1)	(0.7)
Amortization of deferred finance charges	7	3.3	3.1	9.7	8.6
Bank commitment, guarantee and other fees	8	—	—	4.4	—
Change in fair value of financial instruments	8	—	0.3	—	—
Loss / (income) from equity method investments	6	0.3	1.6	2.3	(1.3)
Deferred income tax	9	0.9	3.0	(5.1)	7.4
Change in assets and liabilities:
Amounts due from related parties		(3.8)	0.1	71.5	10.8
Accrued expenses		3.6	2.1	6.8	(9.9)
Accrued interest		46.1	39.7	48.6	37.5
Other current and non-current assets		(43.0)	(55.8)	(85.2)	(136.4)
Other current and non-current liabilities		(1.7)	6.3	(3.3)	44.4
Net cash provided by operating activities		72.1	48.4	217.1	88.3

Cash flows from investing activities
Additions to jack-up drilling rigs		(33.9)	(14.1)	(72.3)	(36.1)
Purchase of property, plant and equipment		—	—	(0.1)	(0.4)
Additions to newbuildings		—	(173.3)	—	(183.0)
Net cash used in investing activities		(33.9)	(187.4)	(72.4)	(219.5)

Cash flows from financing activities
Proceeds from share issuance, net of issuance cost		96.9	—	96.9	—
Repayment of debt (1)	17	—	(85.0)	(70.7)	(162.8)
Cash distributions paid		—	(23.9)	(4.7)	(71.6)
Debt proceeds, gross of premium / (net of discount) and issuance costs	17	—	239.4	—	447.7
Purchase of treasury shares		—	—	(0.2)	—
Proceeds from exercise of share options		0.3	0.6	0.3	1.9
Net cash provided by financing activities		97.2	131.1	21.6	215.2

Net increase / (decrease) in cash, cash equivalents and restricted cash		135.4	(7.9)	166.3	84.0
Cash, cash equivalents and restricted cash at the beginning of the period		93.4	194.5	62.5	102.6
Cash, cash equivalents and restricted cash at the end of the period		228.8	186.6	228.8	186.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

Supplementary disclosure of cash flow information
Interest paid	(6.0)	(6.0)	(110.4)	(97.3)
Income taxes paid	(13.2)	(9.7)	(50.9)	(39.7)
Non-cash offset of other current and non-current assets and jack-up rigs	(0.4)	—	(9.5)	—
(1) Included in repayment of debt is the redemption premium on our Senior Secured Notes due in 2028 and 2030

(In $ millions)	September 30, 2025	December 31, 2024
Cash and cash equivalents	227.8	61.6
Restricted cash	1.0	0.9
Total cash and cash equivalents and restricted cash	228.8	62.5

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Movement in treasury shares	3,067	—	—	—	—	—	—
Share-based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive income	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6
Movement in treasury shares	(2,364,437)	—	(0.3)	0.3	—	—	—
Share-based compensation	—	—	—	1.8	—	—	1.8
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	31.7	31.7
Balance as at June 30, 2024	250,632,002	26.5	(9.1)	342.3	1,952.3	(1,312.8)	999.2
Movement in treasury shares	250,000	—	—	—	—	—	—
Share-based compensation	293,369	—	0.1	3.1	—	—	3.2
Distribution to shareholders	—	—	—	—	(23.9)	—	(23.9)
Total comprehensive income	—	—	—	—	—	9.7	9.7
Balance as at September 30, 2024	251,175,371	26.5	(9.0)	345.4	1,928.4	(1,303.1)	988.2

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as at March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9
Movement in treasury shares	(3,083,690)	—	(0.3)	0.3	—	—	—
Share based compensation	—	—	—	2.6	—	—	2.6
Total comprehensive income	—	—	—	—	—	35.1	35.1
Balance as at June 30, 2025	236,224,866	24.5	(20.0)	347.7	1,919.0	(1,258.6)	1,012.6
Issue of common shares	50,000,000	5.0	—	91.9	—	—	96.9
Movement in treasury shares	(508,734)	—	(0.1)	0.1	—	—	—
Share based compensation	156,666	—	0.6	2.2	—	—	2.8
Total comprehensive income	—	—	—	—	—	27.8	27.8
Balance as at September 30, 2025	285,872,798	29.5	(19.5)	441.9	1,919.0	(1,230.8)	1,140.1

Borr Drilling Limited
Notes to the Unaudited Condensed Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the New York Stock Exchange ("NYSE") under the ticker "BORR" and we were listed on the Oslo Stock Exchange ("OSE") until December 30, 2024. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of September 30, 2025, we had 24 premium jack-up rigs.
As used herein, and unless otherwise required by the context, the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2024, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 25, 2025. The Consolidated Balance Sheet data as of December 31, 2024 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair presentation of the financial statements are reflected in the interim periods presented.
Certain immaterial prior period amounts in the unaudited condensed consolidated statement of cash flows have been reclassified.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2024, except for the factored receivables accounting policy. During the nine months ended September 30, 2025, the factored receivables accounting policy was included as a result of the Company entering into a factoring arrangement under which certain trade accounts receivable are sold to a third-party financial institution without recourse or repurchase obligations.
Factored Receivables
The Company has a factoring arrangement, pursuant to which certain receivables are sold to a third-party financial institution without recourse or repurchase obligations in exchange for cash. Transactions under the factoring arrangement are accounted for as sales under Accounting Standards Codifications 860, Transfers and Servicing of Financial Assets, with the sold receivables removed from the Company’s balance sheet.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In August 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. The amendments address the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. The objectives of the amendments are to: (1) provide decision-useful information to investors and other allocators of capital (collectively, investors) in a joint venture’s financial statements; and (2) reduce diversity in practice. To reduce diversity in practice and provide decision-useful information to a joint venture’s investors, the Board decided to require that a joint venture apply a new basis of accounting upon formation, resulting in a joint venture, upon formation, being required to recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). These amendments are effective for the Company from January 1, 2025. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2025.
In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). A public business entity is required to provide an explanation, if not otherwise evident, of the individual reconciling items disclosed, such as the nature, effect, and underlying causes of the reconciling items and the judgment used in categorizing the reconciling items. The other amendments improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (“SEC”) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. These amendments are effective for the Company from January 1, 2025 and applicable for our disclosure in our 2025 annual report. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2025.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)	The amendments in this Update require disclosure, in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity:
(1) discloses the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption;
(2) includes certain amounts that are already required to be disclosed under current generally accepted accounting principles (GAAP) in the same disclosure as the other disaggregation requirements;
(3) discloses a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
(4) discloses the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.
	An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information.	January 1, 2027	Impact to our related disclosures expected
ASU 2024-04: Debt—Debt with Conversion and Other Options (Subtopic 470-20)	The amendments in this Update clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Under the amendments, to account for a settlement of a convertible debt instrument as an induced conversion, an inducement offer is required to provide the debt holder with, at a minimum, the consideration (in form and amount) issuable under the conversion privileges provided in the terms of the instrument. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If, when applying this criterion, the convertible debt instrument had been exchanged or modified (without being deemed substantially different) within the one year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date. The amendments do not change the other criteria that are required to be satisfied to account for a settlement transaction as an induced conversion. The amendments in this Update also make additional clarifications to assist stakeholders in applying the guidance.	January 1, 2026	Under evaluation
ASU 2025-05: Financial Instruments - Credit Losses (Topic 326)	The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows:
(1) Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.
(2) Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses.
		January 1, 2026	Under evaluation
As of November 5, 2025, the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.
Note 4 - Segment Information
During the three and nine months ended September 30, 2025 and September 30, 2024, we had a single reportable segment. We view our operations and manage our business as a single operating segment, using Operating income as presented in our Unaudited Condensed Consolidated Statements of Operations. The significant segment expense categories regularly provided to our CODM, our Board of Directors, include Rig operating and maintenance expenses and our General and administrative expenses, as presented in our Unaudited Condensed Consolidated Statements of Operations. Other segment items included in our Operating income include Gain on disposals and Depreciation of non-current assets.

Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
South East Asia	80.6	73.0	232.2	211.5
West Africa	71.9	46.6	212.0	123.3
Latin America (1)	69.5	71.0	160.0	217.5
Middle East	25.2	43.8	68.0	173.1
North Africa (2)	24.2	—	53.5	—
Europe	5.7	7.2	35.7	22.1
Total	277.1	241.6	761.4	747.5
Major customers
The following customers accounted for more than 10% of our dayrate revenues:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In % of operating revenues)
ENI S.p.A	15%	12%	19%	11%
PTT Exploration and Production Public Company Limited	11%	13%	12%	11%
Irish Energy Drilling Assets, DAC	8%	12%	6%	9%
Saudi Arabian Oil Company	5%	11%	6%	15%
Total	39%	48%	43%	46%
Fixed Assets — Jack-up rigs
The following presents the net book value of our jack-up rigs by geographic area:

	September 30, 2025	December 31, 2024
(In $ millions)
Latin America (1)	946.6	961.0
South East Asia	791.6	809.9
West Africa	425.9	434.8
Middle East	354.5	366.6
North Africa (2)	162.4	—
Europe	89.3	250.9
Total	2,770.3	2,823.2
(1) Latin America comprises Mexico and Brazil.
(2) North Africa comprises Libya.
Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.
Note 5 - Contracts with Customers
Contract Assets and Liabilities
When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivables are recognized. Payment terms on invoice amounts are typically 30 days.
Deferred mobilization, demobilization and contract preparation revenue includes revenues received for rig mobilization as well as preparation and upgrade activities, in addition to demobilization revenues expected to be received upon contract commencement and other lump-sum revenues relating to the firm periods of our contracts. These revenues are allocated to the overall performance obligation and recognized on a straight-line basis over the initial firm term of the contracts.
The following presents our contract assets and liabilities from our contracts with customers:

	September 30, 2025	December 31, 2024
(In $ millions)
Accrued revenue (1)	125.8	107.7
Current contract assets	125.8	107.7

Non-current accrued revenue (2)	12.0	1.5
Non-current contract assets	12.0	1.5
Total contract assets	137.8	109.2

Current deferred mobilization, demobilization and other revenue	(34.2)	(27.1)
Current contract liabilities	(34.2)	(27.1)

Non-current deferred mobilization, demobilization and other revenue	(33.5)	(21.0)
Non-current contract liabilities	(33.5)	(21.0)
Total contract liabilities	(67.7)	(48.1)
(1) Accrued revenue includes $13.4 million ($20.4 million as of December 31, 2024) related to the current portion of blended rate revenue and $8.0 million ($1.0 million as of December 31, 2024) pertaining to the current portion of deferred demobilization revenue.
(2) Non-current accrued revenue includes $10.4 million ($1.5 million as of December 31, 2024) pertaining to the non-current portion of deferred demobilization revenue, $0.9 million (nil as December 31, 2024) pertaining to customer retentions related to one of our contracts, which will be received upon contract completion, and $0.7 million (nil as December 31, 2024) related to the non-current portion of blended rate revenue. Non-current accrued revenue is included in "Other non-current assets" in our Unaudited Condensed Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).
Total movement in our contract assets and contract liabilities balances during the nine months ended September 30, 2025 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2024	109.2	48.1
Performance obligations satisfied during the reporting period	126.0	—
Amortization of revenue	—	(35.2)
Unbilled demobilization revenue	15.9	—
Unbilled variable rate revenue	(6.2)	—
Performance obligations to be satisfied over time	—	15.9
Unbilled mobilization revenue	0.6	—
Cash received, excluding amounts recognized as revenue	—	38.9
Invoices issued against the contract asset balance	(107.7)	—
Balance as of September 30, 2025	137.8	67.7
Timing of Revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time, under the output method.

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Over time	263.4	236.0	731.0	728.7
Point in time	13.7	5.6	30.4	18.8
Total	277.1	241.6	761.4	747.5
Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied at the balance sheet date, is expected to be recognized as follows as at September 30, 2025:

	For the years ending September 30,
(In $ millions)	2026	2027	2028	2029 onwards
Dayrate revenue	680.2	163.2	106.6	31.2
Other revenue (1)	39.3	16.4	14.2	4.5
Total	719.5	179.6	120.8	35.7
(1) Other revenue represents lump sum revenue associated with contract preparation and mobilization and is recognized ratably over the initial firm term of the associated contract in "Dayrate revenue" in the Unaudited Condensed Consolidated Statements of Operations.
Contract Costs
Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.

	September 30, 2025	December 31, 2024
(In $ millions)
Current deferred mobilization and contract preparation costs	31.2	40.6
Non-current deferred mobilization and contract preparation costs (1)	33.6	39.5
Total deferred mobilization and contract preparation asset	64.8	80.1
(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Unaudited Condensed Consolidated Balance Sheets (see Note 14 - Other Non-Current Assets).
Deferred mobilization and contract preparation costs decreased by $15.3 million during the nine months ended September 30, 2025 to $64.8 million, from $80.1 million as of December 31, 2024 as a result of additional deferred costs of $19.8 million primarily relating to the contract preparations of the rigs "Arabia I", "Arabia II", "Thor" and "Gerd", offset by amortization of $35.1 million during the nine months ended September 30, 2025.
Transfers of Financial Assets
During the nine months ended September 30, 2025, the Company entered into a factoring arrangement under which certain trade accounts receivable were sold to a third-party financial institution without recourse or repurchase obligations. As part of the agreement, the Company has ongoing obligations to notify the financial institution of certain business or contractual modifications, to assign guarantees including the Parent Company Guarantee (a guarantee from the parent of the underlying customer) to the financial institution, and obtain consents which together do not preclude effective control being transferred. The transfers met the conditions for sale accounting under ASC 860, Transfers and Servicing, and, accordingly, the receivables were derecognized from our Unaudited Condensed Consolidated Balance Sheets upon transfer.
The Company received cash proceeds of $14.6 million during the nine months ended September 30, 2025 (nil during the nine months ended September 30, 2024) and the carrying amount of accounts receivable derecognized net of pass-through fees during the nine months ended September 30, 2025 was $14.6 million (nil during the nine months ended September 30, 2024). The Company did not recognize any gain or loss on sale of receivables and we do not retain any beneficial interest or servicing responsibilities associated with the receivables sold. In connection with the arrangement, the Company obtained a guarantee from the parent company of the underlying customer which has been reassigned to the financial institution transferring all rights.
Cash proceeds from the sale of receivables are classified as operating cash flows in the Unaudited Condensed Consolidated Statements of Cash Flows.
Parent Company Guarantee
In connection with the factoring arrangement, the Company obtained a parent company guarantee from the parent of the underlying customer for up to $42.8 million. This guarantee was reassigned to the financial institution as part of the transaction, and the Company no longer retains any rights, obligations, or servicing responsibilities under the guarantee. The guarantee is subject to ASC 460 disclosure requirements but is not recognized as a liability, as it was received and subsequently transferred.
Note 6 - Equity Method Investments
We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures. We previously provided five jack-up rigs on bareboat charters to these joint ventures. These joint ventures previously provided dayrate drilling services to Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”), which both provide integrated well services to Petróleos Mexicanos (“Pemex”). Opex and Akal are wholly owned by Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”), a fully owned subsidiary of Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”). CME owns the remaining 49% interest in our joint ventures Perfomex and Perfomex II.

Effective January 1, 2024, Perfomex and Opex agreed to terminate the Drilling and Technical Services Agreements ("DTSAs") for the jack-up rigs "Grid" and "Gersemi" which triggered a termination fee payable by Opex to Perfomex of $14.0 million, or $7.0 million per Borr jack-up rig operated by Perfomex. Effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord" which triggered a further termination fee payable by Opex to Perfomex of $21.0 million, or $7.0 million per Borr jack-up rig. The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs "Grid", "Gersemi", "Galar", "Odin" and "Njord" with Irish Energy Drilling Assets, DAC ("Irco"). The new bareboat charter agreements were to remain in effect until December 31, 2025.
In addition, effective January 1, 2024, Perfomex entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") with Perforadora Ircomex, S.A. DE C.V. ("Ircomex") to provide drilling, operations and management services for the Borr jack-up rigs "Grid" and "Gersemi", plus third-party owned jack-up rigs "CME I" and "CME II". Effective April 1, 2024, DO&M Agreements were also entered into by Borr Drilling Contracting S. de R.L. de C.V., a wholly owned subsidiary of the Company, with Ircomex, to provide drilling, operations and management services for the Borr jack-up rigs "Galar", "Odin" and "Njord". These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025.
Irco and Ircomex will continue to provide the jack-up rigs "Grid", "Gersemi", "Galar", "Odin", and "Njord" and accompanying operational services to Opex, for Opex to service its integrated well services contract with Pemex.
Effective January 8, 2025, the Company received temporary suspension notices under the bareboat charter agreements held with Irco for the jack-up rigs "Grid, "Gersemi" and "Galar", following partial suspensions of performance under the integrated well services contract held between Opex and Pemex. During the suspension period, operating expenses incurred for these jack-up rigs were recharged to the Company. All three of these jack-up rigs recommenced operations during the three months ended September 30, 2025, and their respective bareboat charter agreements and DO&M Agreements were extended by the duration of their suspension periods.
Effective August 22, 2025, Irco and Ircomex terminated the Charter Agreement and DO&M Agreement with the Company for the jack-up rig "Odin", following partial termination of the integrated well services contract held between Opex and Pemex.
The following presents our investments in equity method investments as at September 30, 2025:

In $ millions	Perfomex	Perfomex II	Borr Total
Balance as of December 31, 2024	9.1	5.4	14.5
Equity share in (loss)/income of investee	(2.5)	0.2	(2.3)
Balance as of September 30, 2025	6.6	5.6	12.2
Note 7 - Interest Expense
Interest expense is comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Debt interest expense	(52.1)	(49.1)	(159.0)	(141.5)
Amortization of deferred finance charges	(3.3)	(3.1)	(9.7)	(8.6)
Amortization of debt discount	(1.7)	(1.7)	(5.1)	(5.1)
Amortization of debt premium	0.7	0.4	2.1	0.7
Total	(56.4)	(53.5)	(171.7)	(154.5)

Note 8 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Foreign exchange (loss) / gain	(2.4)	0.6	(0.9)	(1.7)
Bank commitment, guarantee and other fees	(1.3)	(1.2)	(3.4)	(3.1)
Realized changes in value of financial instruments	—	0.2	—	0.2
Unrealized changes in value of financial instruments	—	(0.3)	—	—
Yard cost cover expense	—	(4.2)	—	(15.4)
Other financial income / (expenses) (1)	0.4	(0.1)	(3.9)	(1.0)
Total	(3.3)	(5.0)	(8.2)	(21.0)
(1) Other financial income/(expenses), net, for the nine months ended September 30, 2025 includes $4.4 million of financing fees related to payment settlement received from our Mexican customer. For the nine months ended September 30, 2024, other financial income/(expenses), net, includes $2.3 million of premium paid related to the Convertible Bonds repurchased in March 2024.
Note 9 - Taxation
Borr Drilling Limited is a Bermuda company which is not currently required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. However, the Bermuda Corporate Income Tax Act was enacted on December 27, 2023 and applies from January 1, 2025 to Bermuda entities that are part of a multinational group with annual revenues of at least EUR 750 million in two of the previous four fiscal years. The Corporate Income Tax Act overrides previous tax exemptions and applies a 15% tax rate to net taxable income of Bermuda entities. We expect to be in scope of the tax in 2026, at the same time as becoming subject to the 15% global minimum tax introduced by the Global Anti-Base Erosion Model Rules (Pillar Two) initiative of the Organization for Economic Co-operation and Development (OECD). We operate through various subsidiaries, affiliates and branches in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or are otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
Total pre-tax income / (loss) is comprised of the following by jurisdiction:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Bermuda	(5.2)	(44.7)	61.8	(93.9)
Foreign	44.3	69.9	12.9	198.3
Total	39.1	25.2	74.7	104.4
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.
Income tax (expense) / benefit is comprised of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Current tax	(10.4)	(12.5)	(33.8)	(41.2)
Change in deferred tax	(0.9)	(3.0)	5.1	(7.4)
Total	(11.3)	(15.5)	(28.7)	(48.6)
The deferred tax assets net of valuation allowance related to our net operating losses and timing differences on property were primarily generated in the United Kingdom, Mexico and Mauritius and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.
In response to the Organization for Economic Co-Operation and Development (OECD) Base Erosion and Profit Shifting initiative, a 15% worldwide minimum tax implemented on a country-by-country basis has been introduced with many jurisdictions committed to a January 1, 2024, effective date. There remain a number of uncertainties around the final Pillar 2 model rules, and we are closely monitoring developments on this initiative.
Additionally, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act which imposes a 15% tax on Bermuda businesses that are part of multinational enterprise (MNE) groups. The effective date of the income tax is for tax years beginning on or after January 1, 2025. We are actively monitoring the evolving developments of these regulations and evaluating their potential impact on future periods. At present, we expect that they will not have a material impact on our financial results in the short term.
Note 10 - Income Per Share
The computation of basic income per share (“EPS”) is based on the weighted average number of shares outstanding during the period. In the computation of the diluted EPS, the dilutive impact of the Company's stock options, performance units and restricted units is calculated using the "treasury stock" guidelines and the dilutive impact of the Company's convertible securities is calculated using the "if converted" method.

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Basic income per share	0.10	0.04	0.18	0.22
Diluted income per share	0.10	0.04	0.18	0.22

Issued ordinary shares at the end of the period	294,400,000	264,080,391	294,400,000	264,080,391

Net income - basic	27.8	9.7	46.0	55.8
Convertible bond interest using the if converted method	3.0	—	—	—
Net income - diluted	30.8	9.7	46.0	55.8

Weighted average numbers of shares outstanding for the period, basic	275,460,333	250,974,773	252,702,038	251,625,161
Dilutive effect of share options and RSU	36,147,447	3,916,124	1,318,719	3,950,927
Weighted average numbers of shares outstanding for the period, diluted	311,607,780	254,890,897	254,020,757	255,576,088
The weighted average number of shares outstanding includes 1,700,000 and 12,331,900 shares as of September 30, 2025 and September 30, 2024 shares, respectively, which have been issued as part of a share lending arrangement relating to the Company's issuance of $250.0 million Convertible Bonds in 2023 (see Note 21 - Common Shares).
The following potential share issuances effects of Convertible Bonds, share options, RSUs and performance units have been excluded from the calculation of diluted EPS for each of the periods presented because the effects were anti-dilutive.

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Convertible bonds	—	34,078,777	34,507,611	34,078,777
Share options	8,633,332	5,090,000	8,633,332	6,406,657
Performance stock units	1,583,330	750,000	1,583,330	750,000
Restricted share units	250,000	—	750,000	—

Note 11 - Other Current Assets
Other current assets are comprised of the following:

	September 30, 2025	December 31, 2024
(In $ millions)
Other tax receivables	13.3	8.0
Client rechargeables	9.4	5.0
VAT receivable	2.6	10.5
Deferred financing fee	1.8	0.5
Right-of-use lease asset (1)	0.2	0.4
Other receivables	5.3	3.6
Total	32.6	28.0
(1) The right-of-use lease asset pertains to our office and yard leases (see Note 13 - Leases)
Note 12 - Jack-Up Rigs
Set forth below is the carrying value of our jack-up rigs:

	September 30, 2025	December 31, 2024
(In $ millions)
Opening balance	2,823.2	2,578.3
Additions	56.4	64.6
Depreciation and amortization	(109.3)	(130.1)
Transfers from Newbuildings	—	310.4
Total	2,770.3	2,823.2
Accumulated depreciation related to jack-up rigs as at September 30, 2025 is $837.5 million (as at December 31, 2024 was $728.2 million).
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, the Company recognized depreciation of $0.3 million and $0.9 million for the three and nine months ended September 30, 2025 related to property, plant and equipment ($0.2 million and $0.8 million for the three and nine months ended September 30, 2024).
Impairment
During the three months ended September 30, 2025, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of September 30, 2025 and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2024 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Note 13 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire on various dates.
Supplemental balance sheet information related to leases is as follows:

(In $ millions)	September 30, 2025	December 31, 2024
Operating leases right-of-use assets	0.8	1.2
Current operating lease liabilities	0.2	0.4
Non-current operating lease liabilities	0.6	0.8
The current portion of the right-of-use assets of $0.2 million is recognized within "Other current assets" (see Note 11 - Other Current Assets) and the non-current portion of the right-of-use assets of $0.6 million is recognized within "Other non-current assets" (see Note 14 - Other Non-Current Assets) in the Unaudited Condensed Consolidated Balance Sheets. The current operating lease liabilities are recognized within "Other current liabilities" (see Note 16 - Other Current Liabilities) and the non-current operating lease liabilities are recognized within "Other non-current liabilities" in the Unaudited Condensed Consolidated Balance Sheets.
Components of lease expenses are comprised of the following:

(In $ millions)	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Rig operating and maintenance expenses	3.4	3.1	11.7	9.4
General and administrative expenses	0.6	0.5	1.8	1.5
Operating lease expense	4.0	3.6	13.5	10.9
Rental income
Effective January 1, 2024, as part of a restructuring of our operations under our joint venture in Mexico, the Company entered into new fixed external bareboat charter agreements for two jack-up rigs and effective April 1, 2024 we entered into further fixed external bareboat charter agreements for three jack-up rigs, which continue to service Opex's contract with Pemex (see Note 6 - Equity Method Investments). In the three months ended June 30, 2025, the contracts for the three of the rigs which had been previously suspended in 2025, resumed and were extended by the duration of their suspension period. Future revenues under these contracts are based on a blended rate, in line with our revenue recognition policy, as the contract includes daily rates that change over the firm term of the contract.
Further, in June 2025, we received a temporary suspension notice for the jack-up rig "Odin" in Mexico and subsequently the contract was terminated and thus excluded from the total minimum contractual future revenues below. In addition, during the three months ended June 30, 2025, the Company entered into a bareboat agreement for the Arabia I, with a third-party. The contract has a four-year minimum term.
Revenues from operating leases for the three and nine months ended September 30, 2025 of $26.7 million and $54.6 million and three and nine months ended September 30, 2024 of $27.4 million and $65.3 million have been recognized on a straight-line basis as “Bareboat charter revenue” in the Unaudited Condensed Consolidated Statements of Operations.
The minimum future revenues to be received under the Company's operating leases on its jack-up rigs as of September 30, 2025, are as follows:

(In $ millions)	September 30, 2025
2025	26.8
2026	45.0
2027	21.5
2028	5.7
Total minimum contractual future revenues	99.0
The cost and accumulated depreciation of jack-up rigs leased to third parties as of September 30, 2025 were $845.4 million and $190.2 million, respectively. The cost and accumulated depreciation of jack-up rigs leased to third parties as of December 31, 2024 were $754.5 million and $174.8 million, respectively.

Note 14 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	September 30, 2025	December 31, 2024
(In $ millions)
Deferred mobilization and contract preparation costs (1)	33.6	39.5
Deferred tax asset	24.1	18.6
Deferred demobilization revenue (2)	10.4	1.5
Deferred financing fee	1.4	1.2
Customer retention (3)	0.9	—
Blended rate revenue, non-current (4)	0.7	—
Right-of-use lease asset, non-current (5)	0.6	0.8
Prepayments	0.4	0.9
Total	72.1	62.5
(1) Non-current deferred mobilization and contract preparation costs relate to the non-current portion of contract mobilization and preparation costs for four of our jack-up rigs (see Note 5 - Contracts with Customers).
(2) Non-current deferred demobilization revenue relates to demobilization revenue for two of our jack-up rigs, which will be billed upon contract completion.
(3) Non-current customer retention related to one of our contracts, which will be received upon contract completion.
(4) Non-current blended rate revenue related to the non-current portion of one of our contracts.
(5) The non-current right-of-use lease asset pertains to our offices.
Note 15 - Accrued Expenses
Accrued expenses are comprised of the following:

	September 30, 2025	December 31, 2024
(In $ millions)
Accrued goods and services received, not invoiced	12.6	14.2
Accrued payroll and bonus	10.4	13.2
Other accrued expenses (1)	48.7	40.6
Total	71.7	68.0
(1) Other accrued expenses include professional fees, management fees and other accrued expenses related to rig operations.
Note 16 - Other Current Liabilities
Other current liabilities are comprised of the following:

	September 30, 2025	December 31, 2024
(In $ millions)
Advances from customers (1)	18.7	15.9
Other current taxes payable (2)	13.8	19.6
Corporate income taxes payable	10.0	14.3
VAT payable	5.3	28.2
Accrued payroll and severance	1.7	1.4
Operating lease liability, current	0.2	0.4
Other current liabilities	1.3	4.4
Total	51.0	84.2
(1) Advances from customers relates to advances on four of our contracts which are to be offset against future invoices.
(2) Other current taxes payable includes withholding tax, payroll tax and other indirect tax related liabilities.

Note 17 - Debt
Short-term debt is comprised of the following:

	Principal Amount
(In $ millions)	September 30, 2025	December 31, 2024
2028 Notes	75.0	75.0
2030 Notes	25.0	25.0
Additional 2028 Notes and Further Additional 2028 Notes	26.0	26.0
Additional 2030 Notes	8.7	8.7
Principal Outstanding	134.7	134.7
Deferred Finance Charges (1)	(12.5)	(12.5)
Debt discount	(6.8)	(6.8)
Debt premium	2.7	2.7
Carrying Value Short-Term Debt (2)	118.1	118.1
Long-term debt is comprised of the following:

	Principal Amount
(In $ millions)	September 30, 2025	December 31, 2024
2028 Notes	837.5	875.0
2030 Notes	452.5	465.0
Convertible Bonds	239.4	239.4
Additional 2028 Notes and Further Additional 2028 Notes	290.6	303.6
Additional 2030 Notes	157.6	161.9
Principal Outstanding	1,977.6	2,044.9
Deferred Finance Charges (1)	(28.3)	(37.7)
Debt discount	(18.8)	(23.9)
Debt premium	7.1	9.2
Carrying Value Long-Term Debt (2)	1,937.6	1,992.5
(1) As at September 30, 2025 and December 31, 2024, deferred finance charges include the unamortized legal and bank fees associated with the 2028 Notes issued in 2023, the Additional 2028 Notes and Further Additional 2028 Notes issued in 2024, the 2030 Notes issued in 2023, the Additional 2030 Notes issued in 2024, our Convertible Bonds, as well as the unamortized debt issuance cost associated with the fair value of the Share Lending Agreement (see Note 21 - Common Shares).
(2) Carrying amounts in the table above include, where applicable, deferred financing charges, debt discounts and debt premiums.
At September 30, 2025 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2025	67.4
2026	134.7
2027	134.7
2028	1,249.7
2029	33.7
Thereafter	492.1
Total principal debt	2,112.3
For a discussion of the terms and covenants applicable to our 2028 Notes, Additional 2028 Notes and Further Additional 2028 Notes, 2030 Notes and Additional 2030 Notes, see Note 19 - Debt to our audited consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2024.
Super Senior Revolving Credit Facility Agreement

In November 2023, the Company entered into a $180.0 million Super Senior Revolving Facility Agreement (“SSRCF”), comprised of a $150.0 million Revolving Credit Facility and a $30.0 million Guarantee Facility (which is documented as an ancillary facility with DNB Bank ASA). In August 2024, the Company increased the size of the $30.0 million Guarantee Facility to $45.0 million, increasing the aggregate Super Senior Revolving Credit Facility commitments to $195.0 million. On September 25, 2025, the Company entered into an amendment agreement to amend and restate the SSRCF (the “Amended SSRCF”), and effective from September 26, 2025, the Super Senior Revolving Credit Facility Agreement is comprised of a $200.0 million Revolving Credit Facility with the $45.0 million Guarantee Facility ceasing to be an ancillary facility for the purpose of the Amended SSRCF.
Borrowings under the Amended SSCRF remain available to be used for general corporate and/or working capital purposes, provided that any amounts borrowed may not be used to fund any dividend or other distribution to any direct or indirect shareholder(s) of the Company.
The Amended SSCRF remains secured on a super-senior basis by the same security that secures the Notes. The $45 million Guarantee Facility and the new $34.0 million Senior Secured Revolving Facility Agreement are both secured on a senior parri passu basis by the same security that secures the Notes and the Amended SSRCF).
The interest rate on loans advanced under the Amended SSRCF is equal to Term SOFR (subject to a zero floor) plus the applicable margin. The margin is adjusted in accordance with a margin ratchet.
The Amended SSRCF retains certain incurrence covenants which are substantially the same as those that are contained in the Indenture for the Notes, customary affirmative and negative covenants, as well as financial covenants which require the Company to comply subject (where applicable) to certain conditions, with a maximum consolidated net leverage ratio, a minimum liquidity ratio, a minimum equity ratio, a minimum collateral ratio (based on the market value of certain of our Rigs) and a minimum interest cover ratio on particular test dates and during particular periods. The Amended SSRCF contains customary cure rights for certain of the financial covenants.
A commitment fee is payable to each lender under the Amended SSCRF on the aggregate undrawn and uncancelled amount of that lender's available commitments from November 7, 2023 until the last day of the availability period for the facility at the rate of 40% of the then applicable margin.
The termination date for the Amended SSRCF will be the earlier of the date falling (i) 54 months after the Closing Date (as defined in the Amended SSRCF); and (ii) six months prior to the final maturity of the Notes.
New Senior Secured Revolving Facility Agreement
On September 25, 2025, the Company and Borr IHC Limited (as borrowers and guarantors) entered into a $34.0 million Senior Secured Revolving Facility Agreement with, among others, Goldman Sachs Bank USA and Citibank N.A., London Branch (as original lenders), Wilmington Trust (London) Limited (as facility agent) and Wilmington Trust (London) Limited (as security agent), comprising of a $34.0 million Revolving Credit Facility (the “SRCF”).
Borrowings under the SRCF are available to be used for general corporate and/or working capital purposes, provided that any amounts borrowed may not be used to fund any dividend or other distribution to any direct or indirect shareholder(s) of the Company.
The SCRF, alongside the $45.0 million Guarantee Facility, is secured on a senior pari passu basis by the same security that secures the Notes and the Amended SSRCF.
The interest rate on loans advanced under the SRCF is equal to Term SOFR (subject to zero floor) plus a margin of 5% per annum.
The SRCF contains certain incurrence covenants which are substantially the same as those that are contained in the Amended SSRCF and the Indenture for the Notes, customary affirmative and negative covenants, as well as financial covenants which require the Company to comply subject (where applicable) to certain conditions, with a maximum consolidated net leverage ratio, a minimum liquidity ratio, a minimum equity ratio, a minimum collateral ratio (based on the market value of certain of our Rigs) and a minimum interest cover ratio on particular test dates and during particular periods. The SRCF contains customary cure rights for certain of the financial covenants.
A commitment fee is payable to each lender under the SRCF on the aggregate undrawn and uncancelled amount of that lender's available commitments from September 26, 2025 until the last day of the availability period for the facility at the rate of 1.0% of that lender's available commitments.
The original termination date for the SRCF is the date falling 12 months after the Closing Date (as defined in the SRCF). Subject to certain conditions being satisfied, the Company may, in its discretion, elect to extend the termination date for the SRCF to a date falling no later than 6 months after the original termination date for the SRCF (or, if the original termination date for the SRCF has already been extended, to a date falling no later than 6 months after the first extended termination date for the SRCF) pursuant to extension options available under the SRCF.
The foregoing descriptions of the Amended SRCF and the SRCF are qualified in their entirety by reference to the full texts of the associated agreements, for which copies have been filed as Exhibit 10.1 and Exhibit 10.2 in this 6-K.
Unsecured Convertible Bonds due 2028
Following the payment of a $0.02 per share cash distribution in each of December 2024 and March 2025, the adjusted conversion price for the convertible bonds is $6.9376 per share, with the current outstanding principal amount of the Convertible Bonds convertible into 34,507,611 shares.
Interest

The weighted average nominal interest rate for all of our interest-bearing debt was 9.8% for the nine months ended September 30, 2025 (9.6% for the nine months ended September 30, 2024). Excluding our Convertible Bonds, the weighted average interest rate for our interest-bearing debt was 10.4% for the nine months ended September 30, 2025 (10.3% for the nine months ended September 30, 2024).
Covenants
As at September 30, 2025, we were in compliance with the covenants and our obligations under our debt agreements.
Note 18 - Commitments and Contingencies
We have commercial commitments which contractually obligate us to settle with cash under certain circumstances. Bank and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments:

	September 30, 2025	December 31, 2024
(in $ millions)
Bank guarantees, letters of credit and performance bonds (1)	38.9	42.9
Total	38.9	42.9
(1) In November 2023, the Company entered into a new facility with DNB Bank ASA (in connection with the entry into the RCF) to provide guarantees and letters of credit of up to $30.0 million and in August 2024, the Company increased the $30.0 million Guarantee Facility to $45.0 million collateralized by the same security that secures the Notes. On September 25, 2025, the Company entered into an amendment agreement to amend and restate the SSRCF, and effective from this date, the $45.0 million Guarantee Facility ceased to be an ancillary facility and became secured on a senior basis by the same security that secures the Notes and the Amended Super Senior Credit Facility Agreement. As a result, no restricted cash is supporting bank guarantees as at September 30, 2025 and as at December 31, 2024.
As at September 30, 2025, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	2–3 years	4-5 years	Thereafter	Total
Bank guarantees and performance bonds	32.7	0.6	5.0	0.6	38.9
Assets pledged as collateral

	September 30, 2025	December 31, 2024
(in $ millions)
Book value of jack-up rigs pledged as collateral for debt facilities	2,770.3	2,671.7
Note 19 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provided three rigs on a bareboat basis to Perfomex to service its contracts with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provided the jack-up rigs under traditional dayrate and technical service agreements ("DTSAs") to Opex and Akal, respectively. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. Effective October 20, 2022 until December 31, 2023, we provided all five rigs on a bareboat basis to Perfomex, to service its contracts with Opex. The bareboat revenue from these contracts was recognized as "Related party revenue" in the Unaudited Condensed Consolidated Statements of Operations.
Effective January 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Grid" and "Gersemi" and effective April 1, 2024, Perfomex and Opex agreed to terminate the DTSAs for the jack-up rigs "Galar", "Odin" and "Njord". The associated bareboat charter agreements between Perfomex and the Company were also terminated. Effective the same dates as the termination dates referenced above, the Company entered into new fixed rate bareboat charter agreements for the jack-up rigs with an unrelated party, which has agreed to provide the five rigs to service Opex's contract with Pemex. As such, effective April 1, 2024, we do not provide rigs on a bareboat basis to Perfomex (see Note 6 - Equity Method Investments and Note 13 - Leases).
For the three and nine months ended September 30, 2025 and 2024, the bareboat revenues from our related parties consisted of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Bareboat Revenue - Perfomex	—	—	—	35.0
Total	—	—	—	35.0

The bareboat revenue for the nine months ended September 30, 2024 consisted primarily of bareboat revenue until March 31, 2024 and amortization of deferred revenue during the three months ended June 30, 2024 associated with the acceleration of amortization of the deferred performance fee associated with the jack-up rigs "Galar", "Odin" and "Njord" as a consequence of the termination of the bareboat charter agreements between Perfomex and the Company, effective April 1, 2024.
Perfomex provides onshore operational and technical support services to the Company for rigs operating in Latin America. These expenses were recognized as "Rig operating and maintenance expenses" in the Unaudited Condensed Consolidated Statements of Operations and for the three and nine months ended September 30, 2025 and 2024 consisted of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Onshore Operational and Technical Support - Perfomex	2.2	0.9	5.0	2.7
Total	2.2	0.9	5.0	2.7
Receivables: The balances with the joint ventures as of September 30, 2025 and December 31, 2024 consisted of the following:

	September 30, 2025	December 31, 2024
(In $ millions)
Perfomex	10.2	85.1
Total	10.2	85.1

b) Transactions with Other Related Parties
Expenses: The transactions with other related parties for the three and nine months ended September 30, 2025 and 2024 consisted of the following:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
(In $ millions)
Magni Partners Limited (1)	(0.5)	—	(0.5)	—
Front End Limited Company (2)	(0.5)	(0.7)	(1.3)	(2.9)
(1) Magni Partners Limited ("Magni") is a party to a Corporate Services Agreement with the Company, pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. Mr. Tor Olav Trøim, a Board director, is the sole owner of Magni. The above relates to fees directly attributable to the Company's Equity Offerings in July and August 2025 and as such has been recognized in "Additional paid in capital" in our Unaudited Condensed Consolidated Balance Sheets.
(2) Front End Limited Company ("Front End") owns 3% of Borr Arabia Well Drilling LLC, an entity that is consolidated by Borr Drilling Limited and incorporated in the Kingdom of Saudi Arabia (the "KSA"). Front End is a party to a Management Agreement with Borr Arabia Well Drilling LLC to provide management services in the KSA, for which it receives a management fee.

Note 20 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at September 30, 2025 and December 31, 2024 were as follows:

		As at September 30, 2025		As at December 31, 2024
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	227.8	227.8	61.6	61.6
Restricted cash (1)	1	1.0	1.0	0.9	0.9
Trade receivables, net (1)	1	224.0	224.0	184.3	184.3
Other current assets (excluding deferred costs and right-of-use lease asset) (1)	1	30.6	30.6	27.1	27.1
Due from related parties (1)	1	10.2	10.2	85.1	85.1

Liabilities
Trade accounts payables (1)	1	58.4	58.4	81.6	81.6
Accrued expenses (1)	1	71.7	71.7	68.0	68.0
Short term accrued interest and other items (1)	1	75.8	75.8	30.6	30.6
Other current liabilities (1)	1	51.0	51.0	84.2	84.2
Short-term debt (2) (3)	2	134.0	134.7	134.8	134.7
Long-term debt (2) (4)	2	1,953.7	1,977.6	2,038.1	2,044.9
(1) The carrying values approximate the fair values due to their near term expected receipt of cash.
(2) Short term and long term debt excludes debt discounts, debt premiums and deferred finance charges.
(3) This relates to our 10% Notes due 2028 and 10.375% Notes due 2030. These are fair valued using observable market-based inputs.

(4) This relates to our 10% Notes due 2028 and 10.375% Notes due 2030 and our Convertible Bonds due 2028 These are fair valued using observable market-based inputs.

Share Lending Agreement
In addition, during the year ended December 31, 2023, the Company recognized a deferred finance charge in the amount of $12.4 million in relation to our Share Lending Framework Agreement ("SFLA"), which was fair valued using observable market-based inputs and is amortized over the term of the Convertible Bonds. As of September 30, 2025, the unamortized amount of the issuance costs associated with the SLFA was $5.9 million. See Note 21 - Common Shares for further information.
Note 21 - Common Shares
As at September 30, 2025, our shares were listed on the NYSE. Previously our shares were also listed on the OSE, however, we filed for a delisting of our shares on the OSE in 2024. The last day of trading of the Company's common shares on the OSE was December 30, 2024.
Authorized share capital

	September 30, 2025	December 31, 2024
(Number of shares of $0.10 each)
Authorized shares (1)	365,000,000	315,000,000
(1) The movement in authorized shares for the nine months ended September 30, 2025, relates to the increase in authorized share capital following a Special General Meeting ("SGM") held on August 6, 2025 where the Company's shareholders approved an increase in authorized share capital by 50,000,000 new common shares with a nominal value of $0.10 per share.

Issued and outstanding share capital

	September 30, 2025	December 31, 2024
(Number of shares of $0.10 each)
Issued (1)	294,400,000	264,080,391
Treasury shares (2)	8,527,202	19,153,570
Outstanding	285,872,798	244,926,821
(1) The movement in issued share capital for the nine months ended September 30, 2025, relates to the issuance of 50,000,000 shares in July and August 2025, offset by the cancellation of 19,680,391 shares in March 2025.
(2) The movement in treasury shares for the nine months ended September 30, 2025, relates to the cancellation of 19,680,391 shares, the return of 9,160,689 shares under the Share Lending Agreement, the issuance of 156,666 treasury shares to settle share options and the repurchase of 50,000 shares on the OSE at an aggregate price of $0.2 million, which was cash settled in January 2025.
Equity Issuance
On July 3, 2025, we conducted a public offering by issuing 50,000,000 shares at a subscription price of $2.05 per share for total gross proceeds of $102.5 million. The offering was completed and the proceeds were received in two settlements. On July 7, 2025, we completed the first settlement of 30,000,000 shares and subsequently on August 7, 2025, we completed the second and final settlement of the remaining 20,000,000 shares, and the Company's issued share capital was increased by 50,000,000 new common shares with a nominal value of $0.10 per share. Share issuance costs associated with the equity raise were $5.6 million.
As we did not have sufficient authorized shares for the full amount of shares to be sold in the public offering, and to enable the second settlement of 20,000,000 shares, during August 2025, the Company's shareholders approved, following a Special General Meeting ("SGM") held on August 6, 2025, an increase in authorized share capital by 50,000,000 new common shares with a nominal value of $0.10 per share, increasing the authorized share capital from 315,000,000 shares to 365,000,000 shares.
Share Lending Agreement
In connection with the Convertible Bonds (see Note 17 - Debt), in January 2023, the Company entered into a Share Lending Framework Agreement ("SLFA") with DNB Markets ("DNB") and Drew Holdings Limited ("Drew") with the intention of making up to 25.0 million common shares ("Issuer Lending Shares") available to lend to DNB for the purposes of allowing the holders of the Convertible Bonds to perform hedging activities on the OSE. On April 19, 2023, Drew ceased to be a party to the SLA.
As noted above, upon approval of Company's delisting application by the OSE, the last trading day of the Company's common shares on the OSE was December 30, 2024. Prior to the delisting, the Company sought consent from the bondholders of the unsecured convertible bond due in 2028 to amend the bond terms so that effective from the delisting date, the bond becomes convertible into shares listed on the NYSE (in lieu of shares listed on the OSE). In addition, the Company sought consent from the bondholders (i) amend the terms of the SLFA so that the aggregate number of shares available to be loaned under the SLFA be reduced to the number of shares on loan as at the delisting date, (ii) no new or additional share loans be made available under the SLFA and (iii) that all SLFA-related shares re-delivered to the Company from then onwards not be available to investors to re-borrow, allowing these redelivered shares held in treasury to be cancelled. During the six months ended June 30, 2025, 19,680,391 issued shares, held in treasury, were cancelled.
As of September 30, 2025, the Company had outstanding 1,700,000 shares (10,860,689 as of December 31, 2024) in total loaned to DNB under the SLFA for the purposes of allowing the holders of the Convertible Bonds to perform hedging activities. In the nine months ended September 30, 2025, following the OSE delisting effective as of the end of 2024, 9,160,689 shares which had been loaned under the Share Lending Agreement were returned to the Company and such shares may not be re-loaned under the Share Lending Agreement. As such, during the three months ended March 31, 2025 previously returned shares that were not outstanding under the facility, were cancelled, resulting in the cancellation of 19,680,391 common shares which had been previously issued for the purpose of making loans under this facility.
At issuance, the share lending agreement was accounted for under ASC 470-20 as a "Deferred Finance Charge" of the Convertible Bonds, with an offset to "Additional Paid in Capital" in the Unaudited Condensed Consolidated Balance Sheets. The share lending agreement was measured at a fair value in accordance with ASC 820 at inception and the Company recognized $12.4 million accordingly.
As of September 30, 2025, the unamortized amount of the issuance costs associated with the SLFA was $2.5 million ($2.5 million as at December 31, 2024) included in "Short-term debt" and $3.4 million ($5.2 million as at December 31, 2024) included in "Long-term debt" in our Unaudited Condensed Consolidated Balance Sheets. During the three months ended September 30, 2025, $0.6 million (2024: $0.6 million) and during the nine months ended September 30, 2025, $1.8 million (2024: $1.8 million), respectively, of amortization of issuance costs associated with the SLFA was recognized in "Interest expense" in the Unaudited Condensed Consolidated Statements of Operations.
Share option plan
During the three and nine months ended September 30, 2025, the Company issued 156,666 treasury shares following the exercise of 156,666 share options. During the nine months ended September 30, 2024, the Company issued 411,336 treasury shares following the exercise of 411,336 share options.

Cash Distributions
During the nine months ended September 30, 2025 and 2024, the Company declared the following cash distributions from the Company's contributed surplus account.

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)	Total Cash Distributions ($ millions)
February 19, 2025	March 19, 2025	0.02	4.7

Date of Cash Distribution Declaration	Date of Payment to Shareholder (1)	Cash Distribution per Share ($)	Total Cash Distributions ($ millions)
February 22, 2024	March, 18 2024	0.05	11.9
May 22, 2024	June 17, 2024	0.10	23.9
August 14, 2024	September 6, 2024	0.10	23.9
Note 22 - Subsequent Events
In October 2025, the Company announced that it had issued termination notices for two of its drilling contracts following the recent implementation of international sanctions affecting a counterparty. The terminations relate to the contracts for the jack-up rigs Odin and Hild in Mexico that had firm commitments until November 2025 and March 2026, respectively. As a result of these terminations, the Company expects an adverse financial impact on the Company's revenue backlog of approximately $20 million. The event reflects conditions that arose after the balance sheet date, and accordingly, no adjustment has been made to the consolidated financial statements as of September 30, 2025. Management is currently seeking alternative opportunities for the jack-up rigs.